UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d)

  OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to

Commission file number 1-8974

Honeywell Puerto Rico Savings and Ownership Plan

(Full Title of Plan)

Honeywell International Inc.

101 Columbia Road

Morris Township, NJ 07962

(Name of Issuer of Securities Held Pursuant to the Plan and

the Address of its Principal Executive Office)

Honeywell Puerto Rico Savings and Ownership Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2013 and 2012	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	4

Notes to Financial Statements	5-14

Supplemental Schedule: *

Schedule H, Line 4(i) – Schedule of Assets (held at end of year) December 31, 2013	15

Signatures	16

Exhibit:

Exhibit I – Consent of Independent Registered Public Accounting Firm	17

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

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Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Honeywell Puerto Rico Savings and Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Honeywell Puerto Rico Savings and Ownership Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 24, 2014
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Honeywell Puerto Rico Savings and Ownership Plan

Statements of Net Assets Available for Benefits

at December 31, 2013 and 2012

	2013	2012
	(dollars in thousands)
Plan interest in Honeywell Savings and Ownership Plan Master Trust, at fair value	$14,323	$9,340
Total investments	14,323	9,340

Receivables:
Notes receivable from participants	31	79
Total receivables	31	79

Net assets available for benefits	$14,354	$9,419

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The accompanying notes are an integral part of these financial statements.

Honeywell Puerto Rico Savings and Ownership Plan

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2013

2013
(dollars in thousands)
Additions to net assets attributable to:
Interest income from notes receivable from participants	$2
Investment gain from Plan interest in Honeywell Savings and Ownership Plan Master Trust	2,715
Contributions:
Participating employees	2,169
The Company, net of forfeitures	598
Roll-over contributions	299
Total contributions	3,066
Total additions	5,783

Deductions from net assets attributable to:
Benefits paid to participants	(845)
Plan expenses	(3)
Total deductions	(848)

Net increase in net assets during the year	4,935

Net assets available for benefits:
Beginning of year	9,419
End of year	$14,354

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The accompanying notes are an integral part of these financial statements.

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

1.	Description of the Plan

General

The Honeywell Puerto Rico Savings and Ownership Plan (the “Plan”) is a defined contribution plan for certain employees of Honeywell International Inc. (the “Company”), ADI of Puerto Rico, Inc. and Honeywell Aerospace de Puerto Rico, Inc. (together with the Company, the “Employer”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”) and the applicable Puerto Rico Internal Revenue Code (the “Code”). The following represents a summary of key provisions of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company’s Vice President of Compensation and Benefits is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret provisions of the Plan and to promulgate policies and procedures for the Plan’s administration and to delegate its administrative responsibilities. The Savings Plan Investment Committee has the power and authority to enter into agreements with trustees to provide for the investment of Plan assets and to appoint investment managers to direct such trustees, as appropriate. The day to day administration of the Plan is handled by ING Institutional Plan Services, LLC (“ING”). In April 2013, ING U.S. had announced that it will be changing its brand identity to Voya Financial.  ING U.S. is changing its brand as part of the process to become an independent, standalone U.S. company. The new name is expected to begin showing in the market during the second quarter of 2014 as the various ING U.S. businesses and legal entities transition to Voya Financial. The trustee of the Plan is Banco Popular de Puerto Rico (the “Trustee”) and the custodian of the Plan is State Street Bank and Trust Company (the “Custodian”).

Contributions and Vesting

For the year ended December 31, 2013, participants may elect to contribute from 1 percent to 20 percent of their “base pay” as defined in the Plan during each pay period, subject to certain restrictions for “highly compensated employees”, as defined in the Plan document. Contributions are permitted to be made either on a before-tax or after-tax basis, or a combination of both, and may be directed into any investment option available within the Plan. In addition to regular before-tax or after-tax contributions, eligible participants may also contribute catch-up contributions up to $1,000 per year if they are or will attain the age of 50 by December 31st and are contributing at least 10 percent on a before-tax basis to the Plan or have contributed the maximum regular before-tax contributions to the Plan.

Generally, the Employer matching contribution does not begin until the first pay period following the employee’s completion of one year of service with the Employer. The Employer matching contributions are made to the eligible participants’ accounts each pay period that employee contributions are made to the Plan.

Effective January 1, 2012, the Employer matched 37.5 percent of the first 6 percent of base pay that the participant contributed to the Plan (excluding rollover and catch-up contributions).

The Employer does not match catch-up contributions. All of the Employer’s matching contributions are initially invested in the Honeywell Common Stock Fund.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant will become 100 percent vested in any Employer contributions upon completion of three years of vesting service or upon attainment of age

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Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

65 while an employee of the Employer or an affiliated company. In addition, a participant’s account will become 100 percent vested if the participant’s termination with the Employer or an affiliated company was due to any one of the following (i) retirement under the terms of an Employer pension plan in which the participant participates; (ii) disability (as defined under the plan provisions); (iii) death; (iv) a reduction in force or layoff (as determined by the Employer); or (v) a participant’s business unit is sold or divested.

A participant will also become 100 percent vested in the event the Employer permanently discontinues contributions to or terminates the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (1) the Employer’s matching contribution, if applicable, and (2) investment earnings, and charged with an allocation of investment losses and certain administrative expenses that are not paid by the Company. The allocation is based on participants’ account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Since July 1, 2011, no new loans were permitted from the Plan.

Interest rates for loans outstanding at December 31, 2013 and 2012 were approximately 4.25%.

Termination

Although it has not expressed intent to do so, the Employer has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used in accordance with the terms of the Plan.

Distribution of Benefits

Upon termination of service with the Employer, if a participant’s vested account balance is $1,000 or less (including any rollover contributions), the entire vested amount in the participant’s account can be distributed to the participant in a single payment, without his or her consent, unless the participant affirmatively elects to have the benefit rolled over to an eligible retirement plan. If the participant’s vested account balance exceeds $1,000 (excluding any rollover contributions), the balance in the account will remain in the Plan and shall be distributed (1) at the participant’s request, or (2) upon the participant’s death, whichever is earlier. When a participant dies, if his or her spouse is the beneficiary, the spouse may remain in the Plan until December 31 of the calendar year following the calendar year of the participant’s death. If the value of the participant’s account is $1,000 or less, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary (ies) according to the terms of the Plan.

Forfeitures

Forfeitures of the Employer’s contributions and earnings thereon due to terminations and withdrawals reduce contributions otherwise due from the Employer. Employer contributions due to the Plan were reduced by $17,000 and $4,000 due to forfeited nonvested accounts for the years ended December 31, 2013 and 2012, respectively.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) using the accrual basis of accounting.

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Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

For investment and administrative purposes, the Plan’s assets are held in the Honeywell Savings and Ownership Plan Master Trust (“Master Trust”) along with the assets of the Honeywell Savings and Ownership Plan (the “HSOP”) and the Honeywell Secured Benefit Plan. The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and allocated investment income less Plan distributions, allocated investment losses and allocated expenses.

Notes Receivable from Participants

Notes receivable from participants are valued at cost plus accrued unpaid interest.

Payment of Benefits

Withdrawals and distributions to participants are recorded when paid.

Expenses

Certain external and internal expenses relating to the administration of the Master Trust and managing the investment funds established thereunder are not borne by the participating plans but borne by certain businesses of the Company.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2011-11, “Disclosures about Offsetting Assets and Liabilities”. This ASU establishes new disclosure requirements regarding the effect or potential effect of offsetting arrangements on a company’s financial position. It is the result of a joint project with the International Accounting Standards Board (“IASB”) designed to enhance and provide converged disclosures about financial and derivative instruments that are either offset on the balance sheet, or are subject to an enforceable master netting arrangement (or other similar arrangement). The ASU is effective for fiscal years, and interim periods beginning on or after January 1, 2013. Retrospective application of the disclosures is required for all periods presented within the financial statements.

In January 2013, the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”. The ASU limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (1) offset in the financial statements or (2) subject to an enforceable master netting arrangement or similar agreement. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.

The adoption of both ASU 2011-11 and 2013-01 did not have a material impact on the Plan’s financial statements.

3.	Interest in Honeywell Savings and Ownership Plan Master Trust

The Plan’s investment is held in the Master Trust, which is commingled with the assets of the HSOP and the Honeywell Secured Benefit Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by State Street Bank and Trust Company (the

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Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Master Trust’s Trustee). At December 31, 2013 and 2012, the Plan’s, the HSOP’s and the Honeywell Secured Benefit Plan’s interest in the net assets of the Master Trust were 0.115%, 99.166%, and 0.719% and 0.090%, 98.889% and 1.021%, respectively. Investment income or loss is allocated based on participant balances, and administrative expenses relating to the Master Trust are allocated daily to the respective plans based upon the net asset value balances invested by each plan.

The Master Trust is comprised of the following types of investments, at fair value, as of December 31, 2013 and 2012:

	2013	2012
	(dollars in millions)

Common and Collective Trusts and Commingled Funds	$4,974	$4,203
Honeywell Common Stock	3,693	2,794
Short Term Investments	1,022	966
Common/Preferred Stocks (Separately Managed Portfolios)	1,421	1,018
Fixed Income Investments	1,341	1,426
Total Investments, at fair value	$12,451	$10,407

The Master Trust’s investment income for the year ended December 31, 2013 is presented in the following table. The net appreciation/(depreciation) consists of both realized gains/(losses) on investments bought, sold and matured, as well as the change in unrealized gains/(losses) on investments held during the year by the Master Trust.

2013
(dollars in millions)

Net appreciation in fair value of investments:
Honeywell Common Stock	$1,170
Common/Preferred Stocks (Separately Managed Portfolios)	348
Fixed Income Investments	(4)
Common and Collective Trusts And Commingled Funds	811
Net appreciation	2,325

Dividend Income	72
Interest Income	18
Total investment income	$2,415

Investment Valuation and Income Recognition – Master Trust

Master Trust investments are stated at fair value. Investments in mutual and common/commingled funds are valued at the net asset value of units held at year-end. Common stocks, including Honeywell Common Stock, traded on a national securities exchange, are valued at the last reported sales price or close price at the end of the year. Fixed income securities traded in the over-the-counter market are valued at the bid prices. Short term securities are valued at amortized cost, which includes cost plus accrued interest, which approximates fair value.

Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

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Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

From time to time, investment managers may use derivative financial instruments including foreign exchange forward and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Master Trust held no derivative instruments as of December 31, 2013 and December 31, 2012.

The Plan’s interest in the Master Trust represents more than 5 percent of the Plan’s net assets at December 31, 2013 and 2012.

Determination of Fair Value

The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.

The Plan or Master Trust valuation methodologies for assets and liabilities measured at fair value are described on page 8 – “Investment Valuation and Income Recognition – Master Trust”. The methods described as follows may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The accounting guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements. The three levels are defined as follows:

• Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 — inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The following is a description of the valuation methodologies used for financial instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Honeywell International Inc. common stock and other common stocks

Honeywell International Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape. Other common stocks are valued at the closing price reported on the principal market on which the respective securities are traded. Honeywell International Inc. common stock and other common stocks are all classified within level 1 of the valuation hierarchy.

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Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Common, Collective Trust, Commingled and Short Term Investment Funds

Common, Collective Trust, Commingled and Short Term Investment funds are investment vehicles utilized within the target date funds, equity index funds, investment grade bond fund, global REIT fund and short term investment fund. These funds permit daily subscriptions and redemption of units. These investments are valued using the NAV provided by the administrator of the underlying fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of units outstanding. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

Fixed Income Investments

Fixed income securities (other than certain short term investments and Commercial Mortgage Backed Securities) are valued at the regular close of trading on each valuation date at the evaluated bid prices supplied by a pricing agent or brokers, if any, whose prices reflect broker/dealer supplied valuations and electronic data processing techniques. Commercial Mortgage Backed Securities are valued using pool-specific pricing. Fixed income securities, including corporate bonds, U.S. Government & Federal agencies, Municipal bonds, asset-backed securities and Commercial Mortgage Backed Securities are classified within Level 2 of the valuation hierarchy.

Short term investments

Short term investments are valued at quoted prices when available in an active market or are valued at amortized cost; such investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, bids provided by brokers or dealers, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.

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Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

The following tables present the Master Trust’s assets measured at fair value as of December 31, 2013 and 2012, by the fair value hierarchy.

		2013
	Level 1	Level 2	Total
	(dollars in millions)
Common/Preferred Stocks:
Honeywell Common Stock	$3,693	$—	$3,693
Large Cap Value	466	—	466
Large Cap Growth	621	—	621
Small-to-Mid Cap Value	334	—	334
Total Common/Preferred Stocks	5,114	—	5,114
Fixed Income Investments:
Asset Backed Securities	—	283	283
Commercial Mortgage Backed Securities	—	6	6
Corporate Bonds	—	692	692
U.S. Government and Federal Agencies	—	313	313
Municipal Bonds	—	47	47
Total Fixed Income Investments	—	1,341	1,341
Common and Collective Trusts and Commingled Funds:
Target Date Funds	—	1,562	1,562
Equity Index Funds	—	3,412	3,412
Total Common and Collective Trusts and Commingled Funds	—	4,974	4,974
Short Term Investments:
Short Term Investment Fund	—	562	562
Short Term Investments*	—	460	460
Total Short Term Investments	—	1,022	1,022
Total Investments, at fair value	$5,114	$7,337	$12,451

* Includes approximately $6 million of cash overdrafts.

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Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

		2012
	Level 1	Level 2	Total
	(dollars in millions)
Common/Preferred Stocks:
Honeywell Common Stock	$2,794	$—	$2,794
Large Cap Value	434	—	434
Large Cap Growth	344	—	344
Small-to-Mid Cap Value	240	—	240
Total Common/Preferred Stocks	3,812	—	3,812
Fixed Income Investments:
Asset Backed Securities	—	302	302
Commercial Mortgage Backed Securities	—	20	20
Corporate Bonds	—	684	684
U.S. Government and Federal Agencies	—	401	401
Municipal Bonds	—	19	19
Total Fixed Income Investments	—	1,426	1,426
Common and Collective Trusts and Commingled Funds:
Target Date Funds	—	1,303	1,303
Equity Index Funds	—	2,900	2,900
Total Common and Collective Trusts and Commingled Funds	—	4,203	4,203
Short Term Investments:
Short Term Investment Fund	—	550	550
Short Term Investments*	—	416	416
Total Short Term Investments	—	966	966
Total Investments, at fair value	$3,812	$6,595	$10,407

* Includes approximately $12 million of cash overdrafts.

4.	Nonparticipant-Directed Investments

Information about the net assets at December 31, 2013 and 2012 and the significant components of the changes in net assets for the year ended December 31, 2013 relating to the nonparticipant-directed investments is as follows:

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Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

	2013	2012
	(dollars in thousands)

Honeywell common stock	$4,206	$2,473
Short-term investments	102	52
	$4,308	$2,525

		2013
		(dollars in thousands)
Changes in net assets:
Contributions		$908
Net income		68
Net appreciation		1,161
Benefits paid to participants		(302)
Transfers (to)/from participant directed investments		(52)
		$1,783

5.	Related Party Transactions

The Plan’s investment in the Master Trust constitutes a related-party transaction because the Company is both the plan sponsor and a party to the Master Trust. The Master Trust is invested in the Company’s common stock and the Plan holds notes receivable from participants, both of which qualify as related-party transactions. During the year ended December 31, 2013, the Master Trust’s investment in the Company’s common stock included purchases of approximately $245 million, sales of approximately $514 million, realized gains of approximately $236 million and dividend income of approximately $70 million. The Master Trust invests in short term investment funds managed by the Trustee. These investments qualify as party-in-interest transactions.

6.	Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

7.	Federal Income Taxes

The Plan is designed and intended to be qualified under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the “1994 PR Code”), and Section 1081.01(a) of the Internal Revenue Code for a New Puerto Rico, Act No. 1 of January 31, 2011, as amended from time to time (the “2011 PR Code”). The Plan has received a favorable determination letter from the Puerto Rico Treasury Department (the “PR Treasury”) as to its qualified status under the 1994 PR Code. The Plan filed for a favorable determination letter with the PR Treasury under the 2011 PR Code and on July 10, 2013, the Plan received a favorable letter issued by the PR Treasury that it meets the requirements of the 2011 PR Code. The Trust associated with the Plan is intended to be exempt from Puerto Rico income taxation pursuant to the provisions of Section 1165(a) of the 1994 PR Code and Section 1081.01(a) of the 2011 PR Code, and, pursuant to Section 1022(i)(1) of ERISA, for United States income tax purposes, the Plan’s Master Trust is to be considered as an organization as

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Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

described in Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”) and exempt under Section 501(a) of the U.S. Code. Accordingly, no provision for income taxes has been made.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the 1994 PR Code and the 2011 PR Code. As of December 31, 2013, the Company has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2013 and 2012:

	2013	2012
	(dollars in thousands)

Net assets available for benefits per the financial statements	$14,354	$9,419
Amounts allocated to withdrawing participants	—	(3)
Net assets available for benefits per the Form 5500	$14,354	$9,416

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2013:

2013
(dollars in thousands)
Benefits paid to participants per the financial statements	$845
Add: Amounts allocated to withdrawing participants at December 31, 2013	—
Less: Amounts allocated to withdrawing participants at December 31, 2012	(3)
Benefits paid to participants per the Form 5500	$842

9.	Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the financial statements. Based on this evaluation, the Company has determined there are no events that require disclosure in or adjustment to the financial statements.

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Honeywell Puerto Rico Savings and Ownership Plan

Schedule H, Line 4(i) – Schedule of Assets (held at end of year)

December 31, 2013

(Dollars in Thousands)

Identity of Issue	Description	Cost	Current Value

*Interest in Honeywell Savings and Ownership Plan Master Trust	Various investments	**	$14,323

*Notes receivable from participants	(Interest rates approximate 4.25%, maturing through March 9, 2035)	**	31

Total			$14,354

* Party-in-interest.

** Interest in Honeywell Savings and Ownership Plan Master Trust includes non-participant directed investments with a market value of $4,308 and a cost of $2,077.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell Puerto Rico Savings and Ownership Plan

By:	/s/Christopher Gregg
Christopher Gregg
Vice President, Compensation and Benefits

Date: June 24, 2014

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